UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

3rd Floor, 1 Ashley Road

Altrincham, Cheshire WA14 2DT

United Kingdom

Tel: +44 (0)20 8154 4600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Results of General Meeting

On March 20, 2025, Achilles Therapeutics plc (“Achilles” or the “Company”) held its previously announced General Meeting (the “General Meeting”). As of March 20, 2025, the Company had 42,585,094 ordinary shares outstanding. At the General Meeting, all the resolutions set out in the Notice of General Meeting (the “Notice of General Meeting”) issued on February 3, 2025 were duly proposed and passed on a poll, including shareholder approval to commence a members’ voluntary liquidation (the “Liquidation”). The full text of each resolution passed at the General Meeting is set out in the Notice of General Meeting sent to shareholders on February 3, 2025 and furnished as an exhibit to a Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 2025.

Declaration of Solvency and Appointment of Joint Liquidators

On March 20, 2025, the Board of Directors of the Company (the “Board”) approved a Declaration of Solvency, confirming that the Company is able to meet all of its liabilities (plus any statutory interest) before making a distribution to its shareholders.

Also on March 20, 2025, the Board approved a Certificate of Appointment of Joint Liquidators (the “Certificate of Appointment”), to appoint Robert Scott Fishman and Ian Harvey Dean of Teneo Financial Advisory Limited, The Colmore Building, 20 Colmore Circus Queensway, Birmingham B4 6AT (the “Joint Liquidators”), as the liquidators for the purposes of the winding up of the Company. The Certificate of Appointment was effective and the Joint Liquidators were appointed upon the approval of the Liquidation by the shareholders at the General Meeting.

Resignation and Appointment of Directors

On March 20, 2025, each of Edwin Moses, Iraj Ali and Carsten Boess resigned as directors from the Board, effective as of the closing of the General Meeting (the “Director Resignations”). The Director Resignations are not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Also on March 20, 2025, the Board accepted and approved the appointment of Daniel Hood and Robert Coutts as members of the Board, effective immediately prior to the Director Resignations. Mr. Hood currently serves as Chief Legal Officer, General Counsel and Company Secretary of the Company, and Mr. Coutts serves as Chief Financial Officer of the Company.

Delisting and Deregistration

The previously-announced delisting of the Company’s American Depositary Shares on the Nasdaq Stock Market, LLC, became effective following market close on March 20, 2025. The Company intends to file a Form 15 with the SEC on or about March 21, 2025 to deregister its American Depositary Shares and ordinary shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s obligation to file periodic reports under the Exchange Act will be suspended immediately upon the filing of the Form 15.

Termination of Auditors

On March 20, 2025, in connection with the Liquidation, the Board approved the termination of KPMG LLP as the Company’s independent registered public accounting firm, effective immediately following the closing of the General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHILLES THERAPEUTICS PLC

Date: March 20, 2025	By:	/s/ Robert Coutts
Robert Coutts
Chief Financial Officer